UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549-1004
                                    FORM 11-K

 X ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE --- ACT OF 1934


For the fiscal year ended December 31, 2004
                          -----------------

                  OR

    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE --- ACT OF 1934


For the transition period from                       to
                               ---------------------    ---------------------


Commission file number 33-19551
                       --------




                         SATURN INDIVIDUAL SAVINGS PLAN
                             FOR REPRESENTED MEMBERS
                        --------------------------------
                            (Full title of the plan)


                           General Motors Corporation
              300 Renaissance Center, Detroit, Michigan 48265-3000
              ----------------------------------------------------
               (Name of issuer of the securities held pursuant to
                    the plan and the address of its principal
                               executive offices)


Registrant's telephone number, including area code (313) 556-5000


    Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:





                                          Peter R. Bible
                                          Chief Accounting Officer
                                          General Motors Corporation
                                          300 Renaissance Center
                                          Detroit, Michigan 48265-3000

FINANCIAL STATEMENTS AND EXHIBIT
--------------------------------

(a) FINANCIAL STATEMENTS                                             Page No.
    ------------------------------------------------------------     --------
      Saturn Individual Savings Plan for Represented Members:
        Report of Independent Registered Public Accounting Firm         3
        Statements of Net Assets Available for Benefits
          as of December 31, 2004 and 2003                              4
        Statements of Changes in Net Assets Available for Benefits
          for the Years Ended December 31, 2004 and 2003                5
        Notes to Financial Statements                                   6

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

(b) EXHIBIT
    -------

      Exhibit 23 Consent of Independent Registered
                     Public Accounting Firm                            15





                                    SIGNATURE


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                              Saturn Individual Savings Plan
                                              for Represented Members
                                              ------------------------------
                                                       (Name of plan)



Date  July 6, 2005              By:
      -------------


                                              /s/G. Richard Wagoner, Jr.
                                              ------------------------------
                                              (G. Richard Wagoner, Jr.,
                                               Chairman of the
                                               Board of Directors)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
-------------------------------------------------------

Saturn Individual Savings Plan
for Represented Members:

We have audited the accompanying statements of net assets available for benefits of the Saturn Individual Savings Plan for Represented Members (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Note G, the Plan was merged into The General Motors Personal Savings Plan for Hourly-Rate Employees in the United States ("PSP"), effective as of January 1, 2005. All Plan assets were transferred directly into identical funds within the PSP on December 31, 2004.


/s/DELOITTE & TOUCHE LLP
------------------------
DELOITTE & TOUCHE LLP



Nashville, Tennessee
June 30, 2005

                         SATURN INDIVIDUAL SAVINGS PLAN
                             FOR REPRESENTED MEMBERS

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 2004 AND 2003

                                                     2004             2003
                                                  ----------      -----------

ASSETS:

   Investment in the General Motors Savings
     Plan Master Trust (Notes A,C and D):

      Investments - at estimated fair value     $          -     $328,674,072
      Loans                                                        14,660,929
                                                 -----------      -----------

      Total assets                                         -      343,335,001
                                                 -----------      -----------

NET ASSETS AVAILABLE FOR BENEFITS               $          -     $343,335,001
                                                 ===========      ===========



Reference should be made to the Notes to Financial Statements.

                         SATURN INDIVIDUAL SAVINGS PLAN
                             FOR REPRESENTED MEMBERS

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003


                                                     2004             2003
                                                 -----------      -----------
ADDITIONS:

   Net investment gain from the
    General Motors Savings Plan Master
    Trust (Note D)                               $25,986,745      $61,060,219
   Employee contributions:
     After-tax                                     3,448,530        5,021,516
     Tax-deferred                                 20,553,703       21,786,184
     Rollover                                         33,435          231,275
                                                  ----------       ----------
        Total contributions                       24,035,668       27,038,975
                                                  ----------       ----------

     Total additions                              50,022,413       88,099,194
                                                  ----------       ----------
DEDUCTIONS:

   Benefits paid to participants                 (38,098,476)      (8,680,164)
   Transfer to The General Motors
     Personal Savings Plan for Hourly-Rate
     Employees in the United States (Note G)    (355,258,938)             -
                                                  ----------       ----------
     Total deductions                           (393,357,414)      (8,680,164)
                                                  ----------       ----------

NET (DECREASE)INCREASE                          (343,335,001)      79,419,030

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                             343,335,001      263,915,971
                                                 -----------      -----------

   End of year                                  $          -     $343,335,001
                                                 ===========      ===========




Reference should be made to the Notes to Financial Statements.

                         SATURN INDIVIDUAL SAVINGS PLAN
                             FOR REPRESENTED MEMBERS

                          NOTES TO FINANCIAL STATEMENTS

A. PLAN DESCRIPTION

Saturn Corporation ("Saturn"), a wholly-owned subsidiary of General Motors Corporation ("GM" or the "Corporation"), has established a defined contribution plan, the Saturn Individual Savings Plan for Represented Members (the "Plan"). Except for the purposes of investment of Plan assets, the Investment Funds Committee of the Board of Directors of the Corporation acts as the Plan fiduciary and, along with various officers, employees, and committees with authority delegated by the Plan fiduciary, controls and manages the non-investment operation and administration of the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). General Motors Investment Management Corporation("GMIMCo")acts as the Plan fiduciary for investment purposes. State Street Bank and Trust Company (the "Trustee") acts as the trustee of the Plan. The Plan provides eligible represented members with tax-deferred and after-tax voluntary savings opportunities. The following brief description of the Plan is provided for general information purposes only. Refer to the Plan document for a comprehensive description of the Plan's provisions. As described more fully in Note G, the Plan was merged into the GM Personal Savings Plan ("PSP") effective as of January 1, 2005. All Plan assets were transferred on December 31, 2004.

    Participation
    Eligibility in the Plan is restricted to regular employees of Saturn compensated fully or partly by salary who are represented by the United Auto Workers ("UAW") or other labor organizations which have adopted the Plan. Employees who are classified as contract or leased employees are not eligible to participate. Eligible employees may participate in the Plan and accumulate savings as of the first day of employment. Employees on approved disability leaves of absence, or certain special leaves of absence, remain eligible to accumulate savings for a period of one year while on such leaves.

    Participant Contributions
    Participants direct the investment of their contributions (as well as Saturn matching contributions prior to January 1, 1992) into various investment options offered by the Plan. Participants may elect to contribute to the Plan in several ways:

     o Participants may contribute up to 60% for 2004 and up to 40% for 2003 of eligible earnings on an after-tax basis whereby the contributions are included in the participant's taxable income in the period of contribution ("After-Tax Savings").

     o Participants may contribute up to 60% in 2004 and 40% in 2003 of eligible earnings, not to exceed the annual Internal Revenue Service ("IRS") maximum deferral amount of $13,000 in 2004 and $12,000 in 2003 on a tax-deferred basis, whereby the contributions are excluded from the participant's taxable income until such amounts are distributed to the participant from the Plan ("Tax-Deferred Savings").

     o Participants may elect to combine the above contribution methods, provided the contribution limitations noted above are not exceeded.

     o Participants who have transferred to Saturn from another unit of the Corporation are allowed to transfer assets into the Plan from the General Motors Corporation Personal Savings Plan Trust.

     o Employees are permitted to make a rollover contribution equal to the taxable portion of cash proceeds received from a previous employer's qualified savings plan ("Rollover Contributions").

Certain costs of Plan administration are paid by Saturn.

                         SATURN INDIVIDUAL SAVINGS PLAN
                             FOR REPRESENTED MEMBERS
                    NOTES TO FINANCIAL STATEMENTS - Continued


    Investment Options
    The participants must direct in 1% increments, how their contributions are to be invested. The following investment options are available to the participants:

     o   General Motors $1-2/3 Par Value Common Stock Fund
     o   Promark Funds
     o   Mutual Funds

    During 2003, participant contributions could be invested into the GM Class H Common Stock Fund. Effective December 23, 2003, participant contributions could no longer be invested into the GM Class H Common Stock Fund.

    Description of Investment Options

    General Motors $1-2/3 Par Value Common Stock Fund - Under this investment option, contributions are invested by the Trustee in General Motors common stock. Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of the GM Common Stock Fund. The number of units credited to each participant's account within the Plan is determined by the amount of the participant's contributions and the purchase price of a unit in the GM Common Stock Fund. The value of each participant's account is determined each business day on which the New York Stock Exchange is open ("Business Day") by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of GM common stock, the amount of any dividends paid thereon, and by interest earned on short-term investments held by each fund.

    Promark Funds - There are Promark funds as investment options for participants in the Plan. These funds have a variety of investment strategies. Participants should refer to the prospectus for further information about the investment strategy of each fund, and the risks associated with each fund.

    Assets invested in the Promark funds are expressed in terms of units. The number of units credited to a participant's account within the Plan is determined by the amount of participant's contributions and the current value of each unit in the respective Promark fund. The value of each participant's account is determined each Business Day by the number of units to the participant's credit, multiplied by the current unit value.

    Mutual Funds - This investment option is comprised of many different mutual funds managed by Fidelity Investments, Neuberger Berman Management Inc., Domini Social Investments LLC and SSgA Funds Management, Inc. Each mutual fund has a different objective and investment strategy. To pursue their objectives, the mutual fund managers invest in a wide variety of investments. Complete information about each mutual fund's objectives and investments is contained in that fund's prospectus. Effective November 1, 2004, the following funds were added to the Plan: Fidelity Inflation-Protected Bond Fund and Fidelity Strategic Dividend & Income Fund. Also effective November 1, 2004, the following funds were eliminated from the Plan: Fidelity Trend Fund, Fidelity Disciplined Equity Fund, Fidelity Stock Selector Fund, Fidelity International Discovery Fund (formerly Fidelity International Growth & Income Fund), Fidelity Asset Manager, Fidelity Asset Manager: Income, and Fidelity Asset Manager: Growth.

                         SATURN INDIVIDUAL SAVINGS PLAN
                             FOR REPRESENTED MEMBERS
                    NOTES TO FINANCIAL STATEMENTS - Continued


    Other Investments:

    EDS Common Stock Fund - Effective June 7, 1996, the net assets of Electronic Data Systems ("EDS") were split-off from the net assets of the Corporation. As a result, the Class E Common Stock Fund was changed to the EDS Common Stock Fund. No new contributions, loan repayments or exchanges may be made into the EDS Common Stock Fund. Dividends, if any, paid on the stock held by the Plan will be invested in the Promark Income Fund investment option.

    Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant's account is determined each Business Day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of EDS common stock and by the interest earned on short-term investments held by the fund.

    DIRECTV Group Common Stock Fund - Effective December 23, 2003, GM Class H stock was replaced with DIRECTV Group Common Stock and News Corporation Preferred ADSs at the ratio of 84% and 16%, respectively. The DIRECTV Group Common Stock Fund will remain as an investment option; however, no further contributions or exchanges from any other investment option into the DIRECTV Group Common Stock Fund will be permitted during that time. Dividends, if any, paid on the stock held by the Plan will be invested in the Promark Income Fund investment option.

    Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant's account is determined each Business Day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of the DIRECTV Group common stock and by the interest earned on short-term investments held by the fund.

    News Corporation Non-Voting Common Stock Fund - Effective October 26, 2004, shareholders approved the reorganization of News Corporation. As a result, the News Corporation Preferred ADS fund was eliminated and replaced by News Corporation Non-Voting Common Stock Fund in the Plan.

    On November 4, 2004, New Corporation Preferred ADSs ceased trading on the New York Stock Exchange. Holders of Preferred ADSs received in exchange two shares of News Corporation Non-Voting Common Stock for each ADS held. Accordingly, the News Corporation Preferred ADS Fund was eliminated and the value of units in such fund were converted into units of a new commingled fund known as the News Corporation Non-Voting Common Stock Fund. The News Corporation Non-Voting Common Stock Fund will remain as an investment option; however, no further contributions or exchanges from any other investment option into the News Corporation Non-Voting Common Stock Fund will be permitted. Dividends, if any, paid on the stock held by the Plan will be invested in the Promark Income Fund investment option.

                         SATURN INDIVIDUAL SAVINGS PLAN
                             FOR REPRESENTED MEMBERS
                    NOTES TO FINANCIAL STATEMENTS - Continued


    Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant's account is determined each Business Day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of News Corporation Non-Voting Common Stock Fund and by the interest earned on short-term investments held by the fund.

    Delphi Common Stock Fund - On May 28, 1999, the Corporation completed the spin-off of Delphi Corporation ("Delphi"). In connection with that spin-off, Delphi common stock was distributed to holders of GM $1-2/3 Par Value Common Stock. Such distribution required the addition of the Delphi Common Stock Fund as an investment option. The Delphi Common Stock Fund will remain as an investment option; however, no further contributions or exchanges from any other investment option into the Delphi Common Stock Fund will be permitted during that time. Dividends, if any, paid on the stock held by the Plan will be invested in the Promark Income Fund Investment Option.

    Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant's account is determined each Business Day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of Delphi common stock and by interest earned on short-term investments held by the fund.

    Raytheon Common Stock Fund - Effective December 17, 1997, GM spun-off the defense electronics business of Hughes Electronics Corporation, at the time, a subsidiary of the Corporation ("Hughes Defense"), to holders of GM $1-2/3 Par Value and GM Class H common stock, which was immediately followed by the merger of Hughes Defense with Raytheon Company. In connection with the above transaction, Raytheon common stock was distributed to holders of the GM $1-2/3 Par Value and Class H common stocks.

    Such distribution required the addition of the Raytheon Common Stock Fund as an investment option. No new contributions or exchanges from any other investment options into the Raytheon Common Stock Fund are permitted. Dividends, if any, paid on the stock held by the Plan will be invested in the Promark Income Fund investment option.

    Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant's account is determined each Business Day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of the Raytheon common stock, and by interest earned on short-term investments held by the fund.

                         SATURN INDIVIDUAL SAVINGS PLAN
                             FOR REPRESENTED MEMBERS
                    NOTES TO FINANCIAL STATEMENTS - Continued


    GM has chosen to invest the General Motors $1 2/3 Par Value Common Stock Fund, the EDS Common Stock Fund, the Raytheon Common Stock Fund, the DIRECTV Group Common Stock Fund, the News Corporation Non-Voting Common Stock Fund, and the Delphi Common Stock Fund in commingled funds managed by State Street Bank and Trust ("State Street') State Street is responsible for anticipating liquidity needs and maintaining sufficient cash levels to process participant transactions, determining the daily number of shares of each individual common stock to be purchased or sold, and obtaining the best prices for any purchases or sales.

    Participant Loans - Participants may borrow once per calendar year from both their Deferred and After-Tax Savings assets. The amount and term of the loans are limited under the Plan. The loan interest rate is established once each quarter at a rate equal to the prime lending rate as of the previous quarter-end as published by the Wall Street Journal and will apply to all new loans issued. Loan repayments are generally made through after-tax payroll deductions and are invested in the same discretionary investment options that the Participant originally selected for their savings contributions. Interest paid on the loans is credited back to the borrowing participant's account in the Plan. Loans not repaid within the provisions of the Plan are deemed to be distributions from participant's accounts. At December 31, 2003, loans to participants were $14,660,929.

    Vesting
    Participant contributions vest immediately. Saturn matched participant contributions were made through January 1, 1992 and earnings thereon vest fully upon the attainment of five years of service, death, total and permanent disability, or retirement. Effective January 1, 1992, matching of participant contributions by Saturn was discontinued.

    Distributions
    Participants may generally withdraw their Tax-Deferred Savings after they reach age 59-1/2 or prior to age 59-1/2 for Financial Hardship, as defined in the Plan document. After-Tax Savings, vested Saturn matched contributions, and related earnings may be withdrawn any time upon a participant's request. The funds that represent a hardship distribution must conform to standards required by the Internal Revenue Service. Upon termination of employment, a final distribution of assets is made unless termination is by retirement or the participant's account exceeds $1,000. In those instances, the distribution may be deferred until April 1 of the year after the participant reaches the age of 70-1/2. Participants who continue working beyond reaching the age of 70-1/2 are not required to begin distribution.

    There were no distributions payable to participants included in net assets available for benefits as of December 31, 2004 and 2003.

    Fund Exchanges
    Participants may exchange funds between investment options on any business day on which the New York Stock Exchange is open ("Business Day").

    Redemption Fees - Effective June 1, 2003, a 1% short-term trading fee on the Promark International Equity Fund and the Promark Emerging Markets Equity Fund was instituted. From time to time, certain funds may impose a redemption fee if an investment is held for less than a stated period. If applicable, these fees are disclosed in the individual mutual fund prospectuses which contain additional information about each fund. The redemption fees are paid to the respective funds and help protect the funds' performance and shareholders by discouraging frequent trading in response to short-term market fluctuations.

                         SATURN INDIVIDUAL SAVINGS PLAN
                             FOR REPRESENTED MEMBERS
                    NOTES TO FINANCIAL STATEMENTS - Continued


B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed in the preparation of the Plan's financial statements are as follows:

    o The financial statements of the Plan are prepared under accounting principles generally accepted in the United States of America using the accrual method of accounting.

    o Investments are stated at fair value, except for benefit-responsive investment contracts, which are stated at contract value which approximates fair value, and loans to participants, which are stated at cost which approximates fair value. Fair values are calculated by reference to published market quotations, where available; where not available for certain investments, various bases, including cost, are used in determining estimates of fair values. Contract value represents contributions and withdrawals made under the investment contracts, plus credited earnings, which are net of expenses charged to the synthetic contract.

    o Security transactions are recorded on the trade date.

    o Investment income is recognized as earned based on the terms of the investments and the periods during which the investments are owned by the Plan.

    o The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

C. INVESTMENTS

All of the investments in the Plan are held in the General Motors Savings Plan Master Trust (the "Master Trust") as more fully described in Note D. The investment in the Master Trust is both participant-directed and non-participant directed.

The synthetic guaranteed investment contracts ("Contracts") owned by the Plan and held in the Master Trust are recorded at contract value and are fully benefit-responsive in accordance with the American Institute of Certified Public Accountants' Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans. The Contracts are included in the financial statements, within the Promark Income Fund, at contract value as reported to the Master Trust by the insurance company. Contract value represents contributions and withdrawals made under the investment Contracts, plus credited earnings, that are net of expenses charged to the synthetic contract. Participants may ordinarily direct the withdrawal of all or a portion of their investment at contract value. Contract value of such Contracts approximates fair value as of December 31, 2004 and 2003. Synthetic guaranteed investment contracts operate similarly to

                         SATURN INDIVIDUAL SAVINGS PLAN
                             FOR REPRESENTED MEMBERS
                    NOTES TO FINANCIAL STATEMENTS - Continued


a separate account investment contract, except that the assets are placed in a trust (with ownership by the Master Trust) rather than a separate account of the contract issuer.

The Contracts provide for prospective crediting interest rate adjustments based on the interest earnings and fair value of the underlying trust assets. The crediting interest rates are reset quarterly and the Contracts include wrappers that provide that the crediting interest rates cannot be less than zero. The average crediting interest rate of the synthetic guaranteed investment contracts as of December 31, 2004 and 2003 was approximately 4.79% and 5.12%, respectively. The wrappers are entered into by the Master Trust to stabilize the income generation of the fund.

The average yield for the synthetic investment contracts within the Promark Income Fund was approximately 4.5% and 4.9% for the years ended December 31, 2004 and 2003, respectively. There are no reserves against the contract value for credit risk of the contract issuer or otherwise.

D. THE MASTER TRUST

The Corporation established the Master Trust pursuant to a trust agreement among the Corporation, Saturn Corporation, and State Street Bank and Trust, as trustee of the funds, in order to permit the commingling of trust assets of several employee benefit plans for investment and administrative purposes. The assets of the Master Trust are held by State Street Bank and Trust.

Employee benefit plans participating in the Master Trust as of December 31, 2004 include the following:

    o General Motors Savings-Stock Purchase Program for Salaried Employees in the United States
    o The General Motors Personal Savings Plan for Hourly-Rate Employees in the United States ("PSP")
    o Saturn Individual Savings Plan for Represented Members which merged into the PSP on December 31, 2004 (Note G)
    o   General Motors Income Security Plan for Hourly-Rate Employees

Each participating employee benefit plan has an undivided interest in the net assets and changes therein of each of the Master Trust investment options in which the respective plan participates.

The net investment income of the commingled Master Trust investment funds (the GM $1-2/3 Par Value Common Stock Fund, the EDS Common Stock Fund, the Raytheon Common Stock Fund, the Delphi Common Stock Fund, the News Corporation Non-Voting Common Stock Fund, the DIRECTV Group Common Stock Fund and the Promark Funds) is allocated by the trustee to each participating plan based on that plan's interest in each commingled Master Trust investment fund, as compared with the total interest in each commingled Master Trust investment fund of all the participating plans at the beginning of the month. For all other investment options, the net investment income is separately earned by the respective employee benefit plan, and is thus recorded separately in the accounting records of the respective plan.

The Plan had no interest in the Master Trust as of December 31, 2004. As of December 31, 2003, the Plan had approximately a 1.60% interest in the Master Trust.

                         SATURN INDIVIDUAL SAVINGS PLAN
                             FOR REPRESENTED MEMBERS
                    NOTES TO FINANCIAL STATEMENTS - Continued

The net assets available for benefits of the Master Trust at December 31, 2004 and 2003 are summarized as follows (dollars in thousands):

   ASSETS:                                            2004          2003
                                                   -----------  -----------
      Investments:
         General Motors Corporation $1-2/3 par
            value common stock                      $3,205,807   $4,145,996

         Electronic Data Systems common stock           50,565       62,815
         Delphi Corporation common stock               154,272      197,925
         DIRECTV Group common stock                    369,937      466,099
         News Corporation non-voting common stock       90,707       94,723
         Raytheon common stock                          78,749       69,696
                                                   -----------  -----------
            Total common stock                       3,950,037    5,037,254
                                                   -----------  -----------

      Mutual funds                                   7,157,159    6,473,483
      Common and collective trusts                   3,263,963    2,798,171
      Loan funds                                       673,653      651,348
      Other                                            137,688      143,656
                                                   -----------  -----------
      Total investments at fair value               15,182,500   15,103,912
                                                   -----------  -----------

      Investments at contract value -
         Guaranteed investment contracts             6,542,452    6,383,546
                                                   -----------  -----------
      Total investments                             21,724,952   21,487,458

      Receivables:
         Accrued investment income                          81           37
                                                   -----------  -----------
            Total receivables                               81           37
                                                   -----------  -----------
            Total assets                           $21,725,033  $21,487,495
                                                   ===========  ===========

   LIABILITIES:

      Due to broker for securities purchased             1,590        1,815
                                                   -----------  -----------
   NET ASSETS AVAILABLE FOR BENEFITS               $21,723,443  $21,485,680
                                                   ===========  ===========

   The total net investment income of the Master Trust for the years ended December 31, 2004 and 2003 are summarized as follows (dollars in thousands):
                                                        2004        2003
                                                     ---------    ---------

   Income from guaranteed investment contracts        $309,743     $319,210
   Interest                                             33,493       39,236
   Dividends                                           161,992      163,945
   Net appreciation (depreciation) in fair value
     of investments:
         General Motors Corporation $1-2/3 par
            value common stock                      (1,012,430)   1,296,970
         Other common stock                             17,508      273,135
         Mutual funds                                  779,551    1,393,142
         Common and collective trusts                  347,378      585,264
                                                    ----------   ----------
            Total net appreciation                     132,007    3,548,511
                                                    ----------   ----------

   Total net investment income                        $637,235   $4,070,902
                                                    ==========   ==========

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

                         SATURN INDIVIDUAL SAVINGS PLAN
                             FOR REPRESENTED MEMBERS
                    NOTES TO FINANCIAL STATEMENTS - Concluded


E. FEDERAL INCOME TAXES

By a letter dated May 27, 2003, the IRS has determined and informed Saturn that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan's administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and therefore no provision for income taxes has been included in the Plan's financial statements.

F. RELATED PARTY TRANSACTIONS

The Plan and Master Trust enter into certain related party transactions. These generally include investments with trustees, fund managers, the Corporation and its subsidiaries. Such transactions are within the scope of the investment guidelines.


G. PLAN MERGER

The Plan was merged into the PSP, effective as of January 1, 2005. All plan assets transferred directly into identical funds within the PSP on December 31, 2004.


                                   * * * * * *



















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